

Mail Stop 3561

March 15, 2018

Joe Anto
Chief Financial Officer
Fred's, Inc.
4300 New Getwell Road
Memphis, TN 38118

> **Re:** **Fred's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Response dated March 12, 2018**
> **File No. 1-14565**

Dear Mr. Anto:

We have reviewed your March 12, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 29, 2018 letter.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies
Business segments, page 53

1. We read your response to comment 4. Please tell us your consideration of disclosing the basis of your organization. Please refer to ASC 280-10-50-21.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Lilia Lauren, Senior Vice President Finance
    Logan Hale, Controller